

December 11, 2023

Paul Mobley
Chief Financial Officer
Noble Roman's Inc.
6612 E. 75th Street
Suite 450
Indianapolis, IN 46250

      Re: Noble Roman's Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2022
         Form 10-Q for the Quarterly Period Ended September 30, 2023
         File No. 000-11104

Dear Paul Mobley:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2023

General

1.   Per your Form 8-K filed April 20, 2023, we note that Somerset CPA's P.C. will not seek re-appointment as your auditor for 2023 and that you are evaluating alternative independent accountants to serve as the auditor for 2023. It does not appear that you have appointed a new auditor. Please tell us if an independent public accountant reviewed your interim financial statements in accordance with Rule 8-03 of Regulation S-X.

Paul Mobley
Noble Roman's Inc.
December 11, 2023
Page 2

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services